UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-6747

a.	Full Title of the plan and the address of the plan, if different from that of the issuer named below:

THE GORMAN-RUPP COMPANY 401(k) PLAN

b.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Gorman-Rupp Company

600 South Airport Road Mansfield, Ohio 44903

***********

The Exhibit Index is located on Page 13

Required Information

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the report of Meaden & Moore) are filed as part of this annual report:

1)	Statements of Net Assets Available for Benefits-December 31, 2016 and 2015

2)	Statement of Changes in Net Assets Available for Benefits-Year ended December 31, 2016

3)	Schedule of Assets (Held at End of Year)

B)	The following exhibit is filed as part of this annual report:

(23)	Consents of Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

The Gorman-Rupp Company 401(k) Plan

December 31, 2016 and 2015, and Year Ended December 31, 2016

With Report of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan

Audited Financial Statements

and Supplemental Schedules

December 31, 2016 and 2015, and

Year Ended December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

The Gorman-Rupp Company 401(k) Plan

Mansfield, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Gorman-Rupp Company 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related Statement of Changes in Net Assets Available for Benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits of the Plan for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Cleveland, Ohio

June 22, 2017

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2016	2015
Assets
Investments	$58,011,226	$52,553,265
Receivables:
Notes receivable from participants	1,637,178	1,483,849

Net assets available for benefits, at fair value	$59,648,404	$54,037,114

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Investment income:
Net appreciation in fair value of investments	$4,275,653
Interest and dividends	1,306,547

5,582,200

Interest income on notes receivable from participants	50,977

Contributions
Participants	2,818,591
Employer	1,331,098
Rollovers	82,378

Total Contributions	4,232,067

Total Additions	9,865,244

Deductions
Benefits paid to participants	4,253,954

Net increase	5,611,290

Net assets available for benefits:
Beginning of year	54,037,114

End of year	$59,648,404

See accompanying notes.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015, and

Year Ended December 31, 2016

1. Description of the Plan

The following description of The Gorman–Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman–Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. Bank of America Merrill Lynch is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated effective January 1, 2016 to amend for recent law changes and incorporate previous amendments.

Contributions

Each year, participants may contribute up to 40% of pretax annual compensation (15% for highly compensated employees), as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan provided such participant was hired prior to January 1, 2008. For employees hired after January 1, 2008, the Company contributes 50% of the first 6% of compensation that a participant contributes to the Plan. The Company also contributes a percentage of the employee’s income based on the age of the employee and the years of service with the Company for employees hired on or after January 1, 2008.

Full-time employees are eligible to participate in the Plan upon hiring. The additional Company contribution for employees hired on or after January 1, 2008 has a 90 day waiting period.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Employees may elect to transfer all or a portion (in 1% increments) of their account balance to any fund offered in the Plan, based on the value of their account on the immediately preceding valuation date. Rollovers are currently allowed by the Plan.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and allocations of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon. Vesting in the Company age and service contribution is based on years of continuous service; a participant is 100% vested after three years of service.

Forfeitures

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired within a five year period, the forfeited contributions are reinstated. Forfeited balances of terminated participant’s nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2016 and 2015 were $378 and $362, respectively.

Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The term of the loan shall not exceed 5 years, or 20 years for the purchase of a primary residence. A participant may not have more than one loan at any point in time. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in The Wall Street Journal at the date of loan origination. Principal and interest is paid ratably through payroll deductions.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015, and

Year Ended December 31, 2016

1. Description of the Plan (continued)

Payment of Benefits

Upon retirement or termination of employment, a participant may receive a lump-sum amount equal to the vested value of his or her account. A lump-sum payment is required at a participant’s death. Participants may also receive payments upon reaching the age of 59  1⁄2 or with proof of hardship as determined by the Plan Administrator.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

2. Summary of Significant Accounting Policies

New Accounting Pronouncements

The financial standards board issued Accounting Standard Update (ASU) 2015-07 Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per share which is effective for fiscal years beginning after 12/15/15 (public entities) and 2016 (other entities). The ASU eliminates the requirement to categorize investments for which Fair Value is measured at NAV per share as a practical expedient. Plan management adopted this ASU for the 2016 financial statement disclosures and determined there was no impact on the disclosures.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants (continued)

No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Common Collective Trust

The Federated Capital Preservation Fund (Class R6) is a common collective trust. The Fund Holds guaranteed investment contracts (traditional GICs), separate account guaranteed investment contracts (separate account GICs) and synthetic guaranteed investment contracts (synthetic GICs). The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments. The fair value of a separate account GIC and a synthetic GIC is determined based on the fair value of the securities underlying each GIC. The Fund attempts to maintain a stable price per unit of $10.00, however, there can be no assurance that the value of the units in the Fund will not fluctuate. Participants can transact with the trust on a daily basis.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year.

In accordance with ASC 820, Fair Value Measurements, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived from or corroborated by observable market data by correlation or other means

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

3. Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The level of the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation methodologies used for major categories of assets measured at fair value by the plan. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Fair Value for Level 1 is based upon quoted market prices of common stock (unitized fund), money market and mutual funds.

Fair Value for Level 2 is determined by dividing the common collective trust’s net assets by its units outstanding at the valuation dates.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company Stock Fund	$14,609,479	$–	$–	$14,609,479
Mutual Funds	38,387,578	–	–	38,387,578
Stable Value Fund	–	5,014,169	–	5,014,169

Total assets at fair value	$52,997,057	$5,014,169	$–	$58,011,226

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
The Gorman-Rupp Company Stock Fund	$14,262,433	$–	$–	$14,262,433
Mutual Funds	34,916,046	–	–	34,916,046
Stable Value Fund	–	3,374,786	–	3,374,786

Total assets at fair value	$49,178,479	$3,374,786	$–	$52,553,265

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

4. Party in Interest Transactions

The investments held in The Gorman-Rupp Company Stock Fund received dividends on the shares from the Plan Sponsor.

5. Administrative Costs

Fees for legal, accounting and other services rendered to the Plan are paid by the Company.

6. Risks and Uncertainties

The Plan has investments in The Gorman-Rupp Company Stock Fund of $14,609,479 or 24.5% of net assets as of December 31, 2016.

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 29, 2017, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Gorman-Rupp Company 401(k) Plan

EIN: 34-0253990            Plan Number: 005

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2016

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	The Gorman-Rupp Company Stock Fund	Stock Fund (Unitized Fund)	N/A	$14,609,479
	BIF Money Fund	Money Market Fund	N/A	92,904
	Federated Capital Preservation Class R6	Common Collective Trust	N/A	5,014,169
	American Capital World Bond Fund Class R-6	Mutual Fund	N/A	387,610
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	N/A	3,394,916
	First Eagle Global Fund Class 1	Mutual Fund	N/A	1,301,763
	Prudential Jennison Mid-Cap Growth Fund Class Z	Mutual Fund	N/A	288,773
	American Century Equity Growth Fund Class 1	Mutual Fund	N/A	3,373,205
	Transamerica Flexible Income 1	Mutual Fund	N/A	1,752,630
	Delaware Value Fund	Mutual Fund	N/A	3,682,532
	DFA US Small Cap Portfolio Fund Class Institutional	Mutual Fund	N/A	2,573,279
	John Hancock Disciplined Value Mid Cap Fund Class Institutional	Mutual Fund	N/A	1,857,838
	Metro West Low Duration Class 1	Mutual Fund	N/A	589,240
	Putnam Dynamic Asset Allocation Conservative Fund Class Y	Mutual Fund	N/A	1,128,883
	Principal Investors Real Estate Securities Fund Institutional Fund	Mutual Fund	N/A	1,040,068
	Lord Abbett Total Return Fund Class 1	Mutual Fund	N/A	4,538,624
	Oppenheimer Global Fund Class Y	Mutual Fund	N/A	1,989,276
	JPMorgan Market Expansion Enhanced Index Fund Select Class	Mutual Fund	N/A	3,636,886
	American Century Strategic Allocation Aggressive Fund Class 1	Mutual Fund	N/A	1,703,759
	Parametric Emerging Market Fund Class Institutional	Mutual Fund	N/A	658,425
	Columbia Balanced Fund Class R4	Mutual Fund	N/A	3,453,304
	Franklin Growth Fund Advisor Class	Mutual Fund	N/A	942,808
	Pending Settlement Fund	Mutual Fund	N/A	855
*	Notes Receivable From Participants	At interest rate of 3.25%-4.00%	N/A	1,637,178

		with maturity dates through 2024		$59,648,404

* Indicates party in interest to the plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401(k) PLAN

	By:	The Gorman-Rupp Company, as Plan Administrator

Date: June 22, 2017	By:	/s/ Jeffrey S. Gorman Jeffrey S. Gorman, President and Chief Executive Officer

Date: June 22, 2017	By:	/s/ James C. Kerr James C. Kerr, Chief Financial Officer

Date: June 22, 2017	By:	/s/ Brigette A. Burnell Brigette A. Burnell, General Counsel and Secretary

Date: June 22, 2017	By:	/s/ Ronald D. Pittenger Ronald D. Pittenger, Vice President, Treasurer, Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firms